DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 18, 2012

VIA E-MAIL

U. S. Securities and Exchange Commission

Office of Mergers & Acquisitions

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549-3628

Attention: Mellissa Campbell Duru, Special Counsel

Re:	Dividend Capital Total Realty Trust Inc.
Schedule 14D-9
Filed April 6, 2012
File No.: 005-85609

Dear Ms. Duru:

We have received your comment letter dated April 11, 2012 (the “Comment Letter”) in connection with your review of the Dividend Capital Total Realty Trust Inc. (the “Company”) Solicitation/ Recommendation Statement on Schedule 14D-9 filed on April 6, 2012. We have filed today an amendment to the Solicitation/Recommendation Statement on Schedule 14D-9/A in response to the Comment Letter.

This letter is submitted on behalf of the Company in response to your Comment Letter. The responses to the Comment Letter are set forth below. For your convenience, your comments have been reproduced below, together with our responses.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 4

Reasons for the Recommendation, page 4

1.	Please further clarify your description of the methodology used to calculate and compare company-defined FFO multiples. Specifically, please indicate whether the time period of measure used for the FFO variable was the same for all 35 companies. Also, to the extent available, please reflect the resulting impact on the FFO multiples using updated FFOs for the most recent fiscal quarter ended March 30, 2012.

Response: We note as an initial matter that, although the Company’s board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered in its recommendation, the existence of the Company’s competing Self-Tender Offer at $6.00 per share,

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

April 18, 2012

Page Two

which is greater than the $5.25 per share offer of the Offerors, certainly mitigates the importance of the FFO multiples and other valuation metrics considered by the board. When there is a competing offer at a greater price, and stockholders may only tender in one of the offers, then there is no financial reason to accept the lower offer. That said, the Company has supplemented the disclosure in Item 4 of the Schedule 14D-9 to explain that the time period of measure used for the FFO variable was the same for all 35 companies. The Company does not have available to it the updated FFOs for the first quarter of 2012.

2.	We note that a similar evaluation of FFO multiples was undertaken by the company in October 2011 in response to a hostile tender offer by a group of MPF-affiliated funds. In evaluating that offer, the Board disclosed it had considered a comparison group consisting of 46 traded-REITs. Supplementally advise us of the reason for the reduction in companies used in the comparison group. Also, please tell us whether the same traded-REITs comprise the 35 companies reviewed in the current offer and if not, why not.

Response: The FFO multiple analysis in October 2011 was based on information provided by a nationally recognized securities analyst firm that regularly publishes comparative information across the publicly traded REIT industry. Previously, this report provided multiples for companies that were not under the direct coverage of the publishing firm. In the current analysis, the same report excluded estimated FFO multiples for 11 companies that the firm did not provide coverage for. Nonetheless the Company’s board of directors concluded that the remaining 35 companies that were used for comparison purposes were still valid and relevant for purposes of the evaluation.

3.	Please clarify the “other factors” that could materially impact the comparative analyses.

Response: None of the specifically mentioned factors, or any “other factors,” had a material impact on the comparative analysis relative to the discrepancy between the current and potential long-term value of the shares and the Offer Price, but rather may have had an immaterial impact. The Company has clarified this is Item 4. For the avoidance of doubt, the Company has also deleted the reference to “other factors.”

4.	In discussing the alternative liquidity option associated with the potential proposed NAV Offering, please disclose the risk that any such program, if implemented, would be subject to additional limitations on the amount of securities that could be redeemed in a given period.

Response: The Company has added the to the disclosure the risk that any such program, if implemented, would be subject to limitations on the amount of securities that could be redeemed in a given period.

U.S. Securities and Exchange Commission

Attention: Mellissa Campbell Duru, Special Counsel

April 18, 2012

Page Three

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing; (ii) Staff comments or changes to disclosure made in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you very much for your attention to this matter. We hope that the foregoing responses address the issues raised in your Comment Letter and would be happy to discuss with you any remaining questions or concerns that you may have. Please contact me at (919) 786-2002 should you have any questions concerning this letter or require further information.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

cc: Joshua J. Widoff, Esquire